Exhibit 99.1

AuRico Reports Record Revenues and Earnings for Q4 and Full Year 2011
Ore Processing Commenced at the Young-Davidson Mine
Q4 2011 and Analyst Day Webcast Scheduled for 10:00 a.m. Eastern Time

Toronto: March 27, 2012: AuRico Gold Inc. (TSX: AUQ) (NYSE: AUQ), (“AuRico” or “the Company”) is pleased to report financial results for the fourth quarter and year ended December 31, 2011. All amounts are in U.S. dollars unless otherwise indicated.

Fourth Quarter Highlights(1),(2)

  Revenues of $154.8 million, a 118% increase over 2010
  Net earnings of $77.9 million, or $0.31 per share, a 166% increase over 2010
  Operating cash flow of $42.1 million, or $0.17 per share, an 18% increase over 2010
  Production of 72,141 gold ounces and 1.1 million silver ounces, or 92,837 gold equivalent ounces using the actual gold equivalency ratio of 46:1, a 75% increase over 2010
  Cash costs of $681 per gold equivalent ounce, using the actual gold equivalency ratio of 46:1
  Margins of $991 per ounce, or 59%

Full Year Highlights(1),(2)

  Revenues of $450.1 million, an increase of 89% over 2010
  Net earnings of $176.9 million, or $0.96 per share, an increase of 231% over 2010
  Operating cash flow of $181.8 million, or $ 0.99 per share, an increase of 86% over 2010
  Production of 187,423 gold ounces and 4.7 million silver ounces, or 293,760 gold equivalent ounces using the actual gold equivalency ratio of 46:1, a 50% increase over 2010
  Cash costs of $501 per gold equivalent ounce, using the actual gold equivalency ratio of 54:1
  Margins of $1,098 per gold equivalent ounce, or 69%

“In 2011 we have achieved many key milestones that support our vision of being a low cost intermediate gold producer focused in North America. We completed two accretive acquisitions that have significantly enhanced our production growth profile and, combined with the success of our exploration programs, have delivered a 217% increase in our total reserve inventory to over 8.63 million gold equivalent ounces3. Year over year we increased our earnings by 231%, our operating cash flow by 18% and finally our reserves per 1,000 shares by 56%,” stated René Marion, Chief Executive Officer. He continued, “With the sale of the Australian operations, we begin 2012 with a portfolio of quality core assets focused in North America that provide a peer-leading growth profile and a compelling value opportunity. In 2012, our efforts will be focused on commissioning the Young-Davidson mine and bringing underground production forward to the end of 2012, two years earlier than originally targeted in the 2009 Feasibility Study. With the first gold pour at Young-Davidson imminent, we believe the Company is poised for a meaningful re-rating as we strengthen our position as an intermediate gold producer.”

Notes:

(1)

In the Company’s consolidated financial statements, financial results from the Fosterville and Stawell mines are presented separately as discontinued operations and are excluded from the results from continuing operations. This press release presents all data on a consolidated basis, unless otherwise indicated.

(2)	Gold equivalent ounces produced are presented using the gold equivalency ratio realized in the period, unless otherwise indicated.

(3)	Gold equivalent reserves have been calculated using a gold equivalency ratio of 54.35:1.

Recent Highlights

  Wet commissioning of the Young-Davidson mill commenced on March 8, 2012 with ore processing beginning on March 22, 2012 . Mill systems required for initial production are complete and we have stockpiled more than 575,000 open pit tonnes of ore, or 3 months of mill feed, ahead of the mill facility for processing.
  On March 5, 2012, the Company announced the addition of 1.58 million gold equivalent ounces to proven and probable reserves at the North American operations, prior to depletion of 0.471 million gold equivalent ounces, for a total 8.2 million gold equivalent ounces. Included in this increase is the addition of 1.01 million gold ounces at Young-Davidson, and 456 thousand gold equivalent ounces at Ocampo, prior to mining depletion of 177 thousand gold equivalent ounces. The drilling discovery cost for all reserve and resource categories at the Company’s North American operations was approximately $8.00 per gold equivalent ounce.
  During the first quarter, underground re-sequencing continued at Ocampo with grades ramping up to previous levels during the quarter. Undergrounds grades returned to targeted levels by the end of March.
  The Company will host an Analyst Day webcast on March 28, 2012 beginning at 10:00 a.m. Eastern Time. The webcast can be accessed through the following link: http://event.on24.com/r.htm?e=398019&s=1&k=011845E432C604B2DE502CE058045E94
  On March 27, 2012, the Company entered into a definitive agreement with Crocodile Gold Corp. (“Crocodile Gold”) pursuant to which Crocodile Gold will acquire the Company’s Stawell and Fosterville mines located in Australia through the acquisition of all of the shares of Northgate Australian Ventures Corporation Pty Ltd, for total consideration of up to CAD $105 million. Consideration will be comprised of CAD $70 million in cash, CAD $10 million in Crocodile Gold shares, and CAD $25 million in contingent payments to be paid in three installments on each of the first three anniversaries of the closing date. The contingent payments are conditional upon the simple average gold price exceeding AUD$1,500 per ounce in the preceding twelve month period. Closing is expected to occur on or about May 1, 2012.

Operational and Financial Results

AuRico Gold North America	Q4 2011	(1)	Q4 2010	2011	(1)	2010
Gold ounces produced	42,261		29,384	157,543		114,064
Silver ounces produced	1,109,114		1,199,829	4,728,151		4,953,870
Gold equivalent ounces produced (realized)(3)	62,957		53,030	263,880		195,566
Gold equivalency ratio(4)	54		50	46		61
Gold ounces sold	41,799		28,207	152,407		111,775
Silver ounces sold	1,174,644		1,170,723	4,516,975		4,970,777
Gold equivalent ounces sold (realized)(3)	63,741		51,439	253,849		193,429
Revenue from mining operations	$106,597		$71,017	$401,901		$238,266
Earnings / (loss) before other items	$77,547		$25,409	$197,701		($161,398)
Net earnings / (loss)	$62,389		$29,256	$161,312		($134,668)
Operating cash flow	$20,511		$35,640	$160,258		$97,583
Total cash costs, per gold equivalent ounce (realized)(2)(3)	$600		$407	$461		$474
Average realized gold price per ounce	$1,672		$1,381	$1,599		$1,229
Average realized silver price per ounce	$30.98		$27.40	$34.97		$20.30
Gold equivalent ounces sold (55:1)(5)	63,156		49,493	234,534		202,152
Gold equivalent ounces produced (55:1)(5)	62,426		51,199	243,509		204,133
Total cash costs per gold equivalent ounce (55:1)(2),(4)	$606		$423	$499		$454
(1)	Operational data and financial information exclude the results from discontinued operations.
(2)	See the Non-GAAP Measures section on page 26 of the Management’s Discussion and Analysis for the year ended December 31, 2011.
(3)	Gold equivalent ounces include silver ounces produced / sold converted to a gold equivalent, based on the ratio of the realized sales prices of the commodities.
(4)	Silver ounce equal to one gold ounce.
(5)	Gold equivalent ounces include silver ounces produced / sold converted to a gold equivalent, based on the long-term gold equivalency ratio of 55:1.

(in thousands, except ounces and total cash costs)

AuRico Gold Consolidated	Q4 2011	(1)	Q4 2010	2011	(1)	2010
Gold ounces produced	72,141		29,384	187,423		114,064
Silver ounces produced	1,109,114		1,199,829	4,728,151		4,953,870
Gold equivalent ounces produced (realized)(3)	92,837		53,030	293,760		195,566
Gold equivalency ratio(4)	54		50	46		61
Gold ounces sold	70,132		28,207	180,740		111,775
Silver ounces sold	1,174,644		1,170,723	4,516,975		4,970,777
Gold equivalent ounces sold (realized)(3)	92,074		51,439	282,182		193,429
Revenue from mining operations	$154,811		$71,017	$450,115		$238,266
Earnings / (loss) before other items	$93,121		$25,409	$213,275		($161,398)
Net earnings / (loss)	$77,936		$29,256	$176,859		($134,668)
Operating cash flow	$42,077		$35,640	$181,824		$97,583
Total cash costs, per gold equivalent ounce (realized)(2)(3)	$681		$407	$501		$474
Average realized gold price per ounce	$1,672		$1,381	$1,599		$1,229
Average realized silver price per ounce	$30.98		$27.40	$34.97		$20.30
Gold equivalent ounces sold (55:1)(5)	91,489		49,493	262,867		202,152
Gold equivalent ounces produced (55:1)(5)	92,306		51,199	273,389		204,133
Total cash costs per gold equivalent ounce (55:1)(2)(4)	$685		$423	$538		$454
(1)	Operational data and financial information include the results of both continuing and discontinued operations.
(2)	See the Non-GAAP Measures section on page 26 of the Management’s Discussion and Analysis for the year ended December 31, 2011.
(3)	Gold equivalent ounces include silver ounces produced / sold converted to a gold equivalent, based on the ratio of the realized sales prices of the commodities.
(4)	Silver ounce equal to one gold ounce.
(5)	Gold equivalent ounces include silver ounces produced / sold converted to a gold equivalent, based on the long-term gold equivalency ratio of 55:1.

Audited Financial Statements and Management’s Discussion and Analysis

The audited financial statements and related Management’s Discussion and Analysis can be found on the Company’s website at www.auricogold.com or under the Company’s profile on www.sedar.com and with the Securities and Exchange Commission at http://www.sec.gov/edgar.shtml (“Edgar”). The Company’s Annual Report on Form 40-F can be found on Edgar and on the Company’s website. Upon request, the Corporation will provide a hard copy of the Company’s complete audited financial statements free of charge.

Q4 Conference Call and Analyst Day Webcast

A webcast and conference call will be held on Wednesday, March 28, 2012 starting at 10:00 a.m. Eastern Time. Senior management will be on hand to discuss the results.

Conference Call Access:

  Canada & US Toll Free:     1-888- 231- 8191

  International & Toronto:    1-647- 427- 7450

When the Operator answers please ask to be placed into the AuRico Gold Fourth Quarter 2011 Results Conference Call.

Conference Call and Analyst Day Webcast:

The conference call and Analyst Day events will be broadcast live on the internet via webcast. To access the webcast please follow the link provided below: http://event.on24.com/r.htm?e=398019&s=1&k=011845E432C604B2DE502CE058045E94

Archive Access:

If you are unable to attend the conference call, a replay will be available until midnight, April 4, 2012 by dialing the appropriate number below:

  Local Toronto Participants: 1- 416-849-0833     Passcode: #43039819

  North America Toll Free: 1- 855-859-2056          Passcode: #43039819

Archive Webcast:

The webcast will be archived for 365 days by following the link provided below:

http://event.on24.com/r.htm?e=398019&s=1&k=011845E432C604B2DE502CE058045E94 or via the Company’s website at www.auricogold.com.

About AuRico Gold

AuRico Gold is a leading Canadian gold producer with a diversified portfolio of high quality mines and projects in North America. Following the divestiture of the Australian assets, and the imminent achievement of first production at Young-Davidson, the Company will have 4 operating properties including the Ocampo mine in Chihuahua State, the El Chanate mine in Sonora State, and the El Cubo mine in Guanajuato State. The exciting Young-Davidson gold mine in northern Ontario is expected to reach commercial production by the third quarter of this year and ramp-up to over 200,000 ounces of annual production by 2015. AuRico’s strong project pipeline includes several advanced development opportunities in Mexico and British Columbia as well as a number of highly prospective exploration properties. AuRico’s head office is located in Toronto, Ontario, Canada.

For further information please visit the AuRico Gold website at http://www.auricogold.com or contact:

Scott Perry	Anne Day
Chief Financial Officer	Director of Investor Relations
AuRico Gold Inc.	AuRico Gold Inc.
1-647- 260- 8880	1-647-260-8880

Cautionary Statement

Cautionary Note to US Investors – The United States Securities and Exchange Commission permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. This press release uses certain terms, such as “measured”, “indicated” and “inferred” “resources”, that the SEC guidelines strictly prohibit US registered companies from including in their filings with the SEC. The term “resources” does not equate to the term “reserves” and U.S. investors are cautioned not to assume that any part or all of the minerals in these categories will ever be converted to reserves. US Investors are urged to consider closely the disclosure in AuRico Gold’s Annual Report on Form 40-F, which may be secured from AuRico Gold, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Certain statements included herein, including information as to the future financial or operating performance of the Company, its subsidiaries and its projects, constitute forward-looking statements. The words ‘‘believe’’, ‘‘expect’’, ‘‘anticipate’’, ‘‘target’’, ‘‘continue’’, ‘‘estimate’’, ‘‘may’’, and similar expressions identify forward-looking statements. Forward-looking statements include, among other things, statements regarding anticipated future financial and operational performance, the ability of the Company to achieve its guidance for production, cash costs, capex for 2012, 2013 and 2014 and its exploration expenditures for 2012, the ability to continue to fund expansion and exploration operations through cash flows, the ability of the Company to optimize and expand its operations and development projects through capital expenditure, the ability of the Company to complete its expansion studies in a timely manner and to achieve positive results therefrom, the ability to realize the perceived benefits of the acquisition of Capital Gold and Northgate, the ability of Young-Davidson to commence production by the end of Q1 2012 and to achieve over 200,000 ounces of annual production by 2015 and to meet the timelines for the commencement of mill processing, the ability to accelerate underground production at Young-Davidson, the ability to increase mining rates at Young-Davidson, the ability of the Company to achieve its targets for the continued expansion and development of Ocampo and El Chanate, the ability to improve infrastructure and productivity at El Cubo, the future price of gold and silver and the ratio of their prices, the de-risking of operations, future exploration results of the Company’s exploration and development programs and the success of the Company’s exploration approaches, the Company’s ability to delineate additional resources and reserves as a result of such programs, statements regarding the Company’s financial exposure to litigation, targets, estimates and assumptions in respect of gold and silver production and prices, operating costs, results and capital expenditures, mineral reserves and mineral resources and anticipated grades, recovery rates, future financial or operating performance, margins, operating and exploration expenditures, costs and timing of completion of the Ocampo expansion program and improvements to the heap leach pad, costs and timing of the development and commencement of production of new deposits, costs and timing of construction, costs and timing of future exploration and reclamation expenses including, anticipated results for the periods set out within, operating performance projections for the periods set out within, the Company’s ability to fully fund its business model internally, gold and silver production for the periods set out within and the cash and operating costs associated therewith, the ability to achieve productivity and operational efficiencies, and the timing of each thereof. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. The operating and financial performance of the Company will be affected by changes in the actual gold equivalency ratio realized for the periods set out within. Many factors could cause the Company’s actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company. Such factors include, among others, known and unknown uncertainties and risks relating to additional funding requirements, reserve and resource estimates, commodity prices, hedging activities, exploration, development and operating risks, illegal miners, political and foreign risk, uninsurable risks, competition, limited mining operations, production risks, environmental regulation and liability, government regulation, currency fluctuations, recent losses and write-downs, restrictions in the Company’s loan facility, dependence on key employees, possible variations of ore grade or recovery rates, failure of plant, equipment or process to operate as anticipated, accidents and labour disputes. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

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